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                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                     --------------------------
                   UNITED STATES                          OMB APPROVAL
                                                     --------------------------
          SECURITIES AND EXCHANGE COMMISSION         OMB Number: 3235-0145
                                                     --------------------------
             WASHINGTON, D.C. 20549                  Expires: January 31, 2006
                                                     --------------------------
                                                     Estimated average
                                                     burden hours per
                                                     response . . . . . 11
                                                     --------------------------


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 7)

                            Whitehall Jewellers, Inc.
     ---------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $.001 par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    965063100
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                (212) 756-2280
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2006
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 2 OF 9 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Management, LP      I.R.S. ID:  73-1728931
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
                 ---------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          71,248,894 shares (including 68,020,815 shares
  OWNED BY            issuable upon conversion of notes and payable as
    EACH              shares of interest under the notes) (see Item 5)
  REPORTING      ---------------------------------------------------------------
 PERSON WITH     9    SOLE DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      71,248,894 shares (including 68,020,815 shares
                      issuable upon conversion of notes and payable as
                      shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        71,248,894 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        66.31% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 3 OF 9 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PWJ Lending LLC               I.R.S. ID:  02-0751960
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
                 ---------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          2,094,346 shares of common stock (see Item 5)
  OWNED BY       ---------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      2,094,346 shares of common stock (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,094,346 shares of common stock (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.95% (assuming issuance of the notes and 12.49% otherwise) (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 4 OF 9 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PWJ Funding LLC               I.R.S. ID:  61-149-4137
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
                 ---------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          69,154,548 shares issuable upon conversion of notes
  OWNED BY            and payable as shares of interest under the notes
    EACH              (see Item 5)
  REPORTING      ---------------------------------------------------------------
 PERSON WITH     9    SOLE DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      69,154,548 shares issuable upon conversion of notes
                      and payable as shares of interest under the notes
                      (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        69,154,548 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        64.36% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 5 OF 9 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Zimmerman
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
                 ---------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          71,248,894 shares (including 68,020,815 shares
  OWNED BY            issuable upon conversion of notes and payable as
    EACH              shares of interest under the notes) (see Item 5)
  REPORTING      ---------------------------------------------------------------
 PERSON WITH     9    SOLE DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      71,248,894 shares (including 68,020,815 shares
                      issuable upon conversion of notes and payable as
                      shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        71,248,894 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        66.31% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

         Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "AMENDMENT NO. 7", as previously amended by Amendment No. 1 filed on October 31, 2005, Amendment No. 2 filed on December 12, 2005, Amendment No. 3 filed on December 13, 2005, Amendment No. 4 filed on January 6, 2006, Amendment No. 5 filed on January 17, 2006 and Amendment No. 6 filed on January 18, 2006) amends the Schedule 13D filed on October 13, 2005 (File Number 005-46037) ("SCHEDULE 13D"). This Amendment No. 7 is being filed by Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), PWJ Lending LLC ("PWJ LENDING"), PWJ Funding LLC ("PWJ FUNDING") and Michael Zimmerman ("MR. ZIMMERMAN" and, together with Prentice Capital Management, PWJ Lending and PWJ Funding, the "REPORTING PERSONS") relating to the Common Stock, par value $.001 per share (the "Shares"), of Whitehall Jewellers, Inc., a Delaware corporation (the "COMPANY").

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is incorporated herein by reference to Exhibit A of Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

         Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment No. 7. PWJ Lending and PWJ Funding are entities directly controlled by Prentice Capital Management, its manager. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Amendment No. 7. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 7.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and restated as follows:

            As of the date hereof, the following persons may be deemed to own the amount of Shares set forth below:

            PWJ Lending. 2,094,346 Shares, all of which were issued upon exercise of the Warrants. Certain of the Shares held by PWJ Lending are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice Capital Management and Mr. Zimmerman, in each case, as nominee for PWJ Lending. For purposes of this Amendment No. 7, references to PWJ Lending shall be deemed to include such investment funds and managed accounts.

            PWJ Funding. 69,154,548 Shares of which 68,020,815 Shares would be issuable upon conversion of the Notes, including interest shares if interest is paid in Common Stock for the first three years of the Notes at a conversion price of $.75, and an aggregate of 1,133,733 Shares which were acquired in four separate privately negotiated transactions. Certain of the Shares held by PWJ Funding are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice Capital Management and Mr. Zimmerman, in each case, as nominee for PWJ Funding. For purposes of this Amendment No. 7, references to PWJ Funding shall be deemed to include such investment funds and managed accounts.

            Each of PWJ Lending and PWJ Funding purchased the Warrants, the Notes and the Shares, as applicable, with investment capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to add the following supplemental information:

         On January 24, 2006, PWJ Funding acquired in a privately negotiated transaction 308,400 Shares together with irrevocable proxies to vote such Shares at the Special Meeting, pursuant to a letter agreement which is being filed as Exhibit B hereto (the "FEARON LETTER AGREEMENT"). As of that date, such Shares had not been physically delivered to the Reporting Person. The foregoing description of the Fearon Letter Agreement is qualified in its entirety by reference to such Fearon Letter Agreement. PWJ Funding acquired these Shares to vote in favor of the proposals to (A) issue Shares pursuant to the terms of the Notes, (B) an amendment to the Company's certificate of incorporation providing for a 1-for-2 reverse stock split, and (C) the election of persons designated by the Investors to the Company's board of directors, and to vote against the nominees to the Company's board of directors proposed by Newcastle and its affiliates. The Reporting Persons currently intend to vote any Shares beneficially owned by them in favor of the proposals to be considered at the Special Meeting.

         In light of the public announcement by the Company on January 24, 2006 that it had determined that it had received a "Superior Proposal" (as defined in the Purchase Agreement) from Newcastle, the Reporting Persons, Holtzman and certain of their respective affiliates may, from time to time, engage in discussions with the Company, its shareholders, lenders and creditors regarding possible modifications to the terms and conditions of the Purchase Agreement, an alternative transaction structure or other transactions involving the Company. There can be no assurance that such discussions will result in any such modification or alternative transaction by the Reporting Persons or Holtzman.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 is hereby amended and restated as follows:

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 16,763,215 Shares outstanding as of December 9, 2005. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

         As described in Item 3, as of the date of this Amendment No. 7, (i) PWJ Lending beneficially owns 2,094,346 Shares, which were issued upon exercise of the Warrants representing approximately 1.95% of the Shares outstanding (assuming issuance of the Notes and 12.49% otherwise), (ii) PWJ Funding may be deemed to beneficially own 69,154,548 Shares, 68,020,815

Shares of which would be issuable upon conversion of the Notes, including interest shares if interest will be paid in Common Stock for the first three years of the Notes, at a conversion price of $.75, and an aggregate of 1,133,733 Shares of which were acquired in four separately privately negotiated transactions, which shall represent approximately 64.36% of the Shares then outstanding, (iii) each of Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own 71,248,894 Shares, including the 2,094,346 Shares issued upon exercise of the Warrant and 68,020,815 Shares issuable upon conversion of the Notes, which combined represent beneficial ownership of approximately 66.31% of the Shares (assuming issuance of the Notes and 19.26% otherwise). In addition, as described under Item 4, Holtzman is deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act. Collectively, the Reporting Persons and Holtzman are deemed to beneficially own approximately 25.55% of the Shares outstanding (without taking into account any Shares issuable upon conversion of the Notes and payable as shares of interest under the Notes). Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

         (a) The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

         (b) Certain of the Reporting Persons share voting and dispositive powers over the Shares beneficially owned to the extent reported herein.

         (c) On October 3, 2005, in connection with the execution of the Securities Purchase Agreement, the Company (i) issued to PWJ Lending the Warrant to purchase 2,094,346 Shares at an exercise price of $.75 per share and (ii) entered into the Securities Purchase Agreement whereby the Company would issue to PWJ Funding Notes convertible into 68,020,815 Shares, including the payment of interest shares for the first three years of the term of the Notes, at a conversion price of $.75 per share. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Securities Purchase Agreement. On December 6, 2005, PWJ Lending exercised the Warrant in full and as of said date was the record owner of 2,094,346 Shares that were issued upon exercise of the Warrant. Pursuant to a letter agreement dated January 4, 2006 (the "HARMAN LETTER") between Matthew Harman ("MR. HARMAN") and PWJ Funding, PWJ Funding agreed to purchase 213,333 Shares from Mr. Harman. A copy of the Harman Letter was filed on January 6, 2006 by the Reporting Persons as Exhibit B to Amendment No. 4 and is incorporated herein by reference. Subsequent to the date of the Harman Letter, PWJ Funding and Mr. Harman orally modified the Harman Letter to reflect that PWJ Funding would purchase only 163,433 Shares and on January 5, 2006, PWJ Funding purchased such amount of Shares at a per Share price of $1.20 in cash. As previously described in Amendment No. 4 of this Schedule 13D, PWJ Funding purchased an additional 612,000 in another privately negotiated transaction at an initial per Share price of $1.20 in cash on January 6, 2006, subject to adjustment, based on the difference between $1.20 per Share and the per Share price paid by Newcastle in its tender offer payable on the same date that Newcastle pays the tendering Company stockholders for their Shares, if at all. On January 9, 2006, PWJ Funding purchased the 49,900 remaining Shares not previously purchased pursuant to the

Harman Letter at a per Share price of $1.20 in cash for a total purchase price of $59,880. On January 24, 2006, in a privately negotiated transaction, PWJ Funding purchased 308,400 Shares at a per Share price of $1.50 in cash for a total purchase price of $462,600, pursuant to the Fearon Letter Agreement.
As of that date, such Shares had not been physically delivered to the Reporting Person.

         (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 is hereby amended to insert the following at the end thereof:


         The Fearon Letter Agreement is incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein).

Exhibit B   Letter Agreement by and between PWJ Funding LLC, Richard E. Fearon,
Jr. and Accretive Capital Partners, LLC dated January 24, 2006.

                                   SIGNATURES
         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Michael Weiss
     -------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ FUNDING LLC

By: Prentice Capital Management, LP, its Manager


By:  /s/ Michael Weiss
     -------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ LENDING LLC




By:  /s/ Jonathan Duskin
     -------------------------------------------
     Name:  Jonathan Duskin
     Title: Managing Director


MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
-------------------------------------------
Michael Zimmerman

                                  EXHIBIT INDEX

Exhibit A   Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein).

Exhibit B   Letter Agreement by and between PWJ Funding LLC, Richard E. Fearon,
Jr. and Accretive Capital Partners, LLC dated January 24, 2006.